

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2017

Glenn H. Schiffman
Chief Financial Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

  Re: **IAC/InterActiveCorp**
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 28, 2017
     File No. 0-20570

Dear Mr. Schiffman:

  We have reviewed your April 6, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2017 letter.

Item 8. Consolidated Financial Statements and Supplemental Data

Note 20 – Consolidated Financial Statement Details, page 110

1. In response to comment 5 you indicated that given each of the principal reportable segments had one primary source of revenue you believed your disclosures were consistent with the objectives of ASC 280-10-50-40. Please support your response by providing us with a quantitative analysis of the sources of revenue for each reportable segment and explain in greater detail how you determined your disclosures were consistent with the objectives of ASC 280-10-50-40.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products